Exhibit 99.1

Dejour Energy Announces Leadership Changes

Readies for Production Growth in 2014

Vancouver BC, January 15, 2014 – Robert L. Hodgkinson, Chairman and CEO of Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announces that the Company has made certain changes to the operating team and to the Board of Directors.

The Company announces the retirement of Harrison Blacker as President, COO and member of its Board of Directors since 2008, effective today. His instrumental role in the successful production initiation at the Company’s flagship Kokopelli project is much appreciated. Dejour wishes him every success in the future.

EVP Neyeska Mut, B.Sc. Petroleum Eng., will continue to co-ordinate U.S. operations from Dejour’s Denver office inclusive of planning, personnel, permitting for development and production.

Responsibility for technical expertise and best practice execution of field operations has been contracted to Richard P. Cooper, P. Eng. Mr. Cooper’s qualifications include:

•     30 years of industry engineering experience,

•     15 years of technical, project and operations management and

•     15 years of direct oil field development, full field depletion planning, exploration and production throughout Western Canada, Southeast Asia, South America.

•     Independent petroleum engineering consultant providing technical and financial evaluation on a global basis since 2001.

Mr. Cooper will directly manage the Company’s drill/completion programs in both Canada and the US.

The Company also announces the departure of Steven Mut, as Director and Co-Chairman, and Richard Bachmann as Director. Mr. Mut will continue to work closely with Dejour in his role as President of Oil and Gas Operations for Coachman Energy, the General Partner of the Kokopelli field investor Bakken Drilling Fund III (BDF). It was mutually agreed that Steve’s emerging role with BDF could pose the potential for conflict with the fiduciary position he held with Dejour. Mr. Bachmann has resigned for personal reasons. Dejour thanks these gentlemen for their time and contribution and wishes them continued success.

Moving forward, Dejour is pleased to announce the addition of Ron Bozzer LLB, as the fifth (fourth independent) Canadian director. Ron’s legal practice focus encompasses mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations. His honours include:

•     The highest peer review rating by Martindale Hubbell.

•     Chairman of Canada’s International Finance Centre.

•     Recognition by ‘2010 Best lawyers in Canada’ in the specialty of Banking Law.

•     Listed as a Canadian Leading Lawyer in the field of Corporate Law by ‘LawDay’.

The Company welcomes the talents and expertise Mr. Bozzer brings to the Board.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 80,000 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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